Underlying supplement No. 5 To prospectus dated October 10, 2006 and prospectus supplement dated November 13, 2006	Registration Statement No. 333-137902 dated October 10, 2006 Securities Act of 1933, Rule 424(b)(2)

Deutsche Bank AG

Securities Linked to an Index

Deutsche Bank AG may from time to time offer and sell certain securities (collectively, the “Securities”), as part of our Global Notes Program, Series A, linked to an index. This underlying supplement describes one of the potential indices to which the Securities may be linked, as well as related matter concerning the relationship, if any, between Deutsche Bank AG and the sponsors or publishers of the index. Additional specific terms of any Securities that we offer, including any additions or changes to the terms specified in the product supplement relating to your Securities or the description of the index contained in this underlying supplement, will be described in a separate free writing prospectus, term sheet or pricing supplement, which we refer to as a “pricing supplement.” If there is any inconsistency between the terms described in the relevant pricing supplement and those described in this underlying supplement or in the accompanying prospectus, prospectus supplement or product supplement, the terms described in the relevant pricing supplement will be controlling.

This underlying supplement describes only one index to which the Securities may be linked. We do not guarantee that we will offer Securities linked to the index described in this underlying supplement. In addition, we may in the future offer Securities linked to an index that is not described in this underlying supplement.

Issuer: Deutsche Bank AG, London Branch.

Underlying Index: the Tel-Aviv Stock Exchange Tel-Aviv 25 Index.

Investing in the Securities involves a number of risks. See “Risk Factors” in the relevant product supplement and “Key Risks” in the relevant pricing supplement for risks related to an investment in the Securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the Securities or passed upon the adequacy or accuracy of this underlying supplement or the accompanying prospectus, prospectus supplement or product supplement. Any representation to the contrary is a criminal offense.

The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank AG

May 30, 2007

ADDITIONAL INFORMATION ABOUT THE SECURITIES

You should read this underlying supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, relating to our Series A global notes, of which these Securities are a part, and any relevant product supplement and pricing supplement that we may file with the SEC from time to time, which contains a description of the terms of particular categories of Securities or the specific terms of your Securities. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

•	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this underlying supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

You should carefully consider, among other things, the matters set forth in “Risk Factors” in the relevant product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

UNDERLYING SUPPLEMENT SUMMARY

This underlying supplement describes one of the potential indices to which the Securities may be linked and the relationship, if any, between Deutsche Bank AG and the sponsors or publishers of such index. If there is any inconsistency between the terms described in the relevant pricing supplement and those described in this underlying supplement, the terms described in the relevant pricing supplement will be controlling. Any relevant pricing supplement should also be read in connection with this underlying supplement, the relevant product supplement, if any, and the accompanying prospectus and prospectus supplement.

In this underlying supplement, when we refer to the “Securities,” we mean certain Securities that may be offered by Deutsche Bank AG from time to time linked to an index. Also, references to the “accompanying prospectus” and “prospectus supplement” mean, respectively, the accompanying prospectus, dated October 10, 2006, of Deutsche Bank AG and the prospectus supplement, dated November 13, 2006, of Deutsche Bank AG, and references to “relevant product supplement” refer to the relevant product supplement that we may file from time to time relating to the particular category of your Securities. References to the “relevant pricing supplement” mean the pricing supplement and any free writing prospectus that describe the specific terms of your Securities.

Specific Terms Will Be Described in Relevant Pricing Supplements

The relevant product supplement describes some of the general terms that apply to each category of Securities and the general manner in which they may be offered. Deutsche Bank AG may also prepare one or more pricing supplements that describe particular issuances of Securities. The specific terms for your Securities will be described in the relevant pricing supplement, including any additions or changes to the terms specified in the relevant product supplement or the descriptions of the indices set forth in this underlying supplement. Any relevant pricing supplement, including any free writing prospectus, should be read in connection with this underlying supplement, the relevant product supplement and the accompanying prospectus and prospectus supplement.

Licenses

Unless otherwise specified in the relevant pricing supplement, Deutsche Bank AG has contracted with the sponsor or publisher of the index to which your Securities may be linked for the rights to use such index and certain associated trademarks or service marks for such index. Deutsche Bank AG generally obtains these licenses either on an individual basis for a particular offering of Securities or for a term of years. Although Deutsche Bank AG anticipates that it will continue to enter into and renew such licenses, any such license could be terminated upon the occurrence of certain events in the future.

UNDERLYING INDEX

The Tel-Aviv 25 Index

We have derived all information contained in this underlying supplement regarding the Tel-Aviv Stock Exchange Tel-Aviv 25 Index (the “TA-25 Index” or the “Index”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, the Tel-Aviv Stock Exchange (the “TASE”). The TA-25 Index was developed by the TASE and is calculated, maintained and published by the TASE. We make no representation or warranty as to the accuracy or completeness of such information.

General

The TA-25 Index is a capitalization-weighted index of 25 stocks traded on the TASE. It serves as an underlying asset for options and futures, Index-Linked Certificated and Reverse Certificates traded on the exchange and worldwide. The TA-25 Index was developed with a base value of 100 as of December 31, 1991, and was first published in 1992 under the name “MAOF Index”.

Composition and Calculation

The composition and the manner of calculating the TA-25 Index is detailed below. If the Board of Directors of the TASE alters these provisions, notice will be given to TASE members at least thirty days before the change goes into effect.

The list of the twenty-five shares included in the TA-25 index (the “TA-25 shares list”) is determined by the Director of Trade of the TASE and updated by him twice a year, on the first trading day of January of each year and on the first trading day of July of each year (each such day an “updating date”), according to the conditions described below, as at each December 15 and June 15, as the case may be (each such day a “closing date”).

The TA-25 shares list includes the twenty-five shares with the highest average market valuation on the closing date, for which the following cumulative conditions (the “TA-25 Index threshold conditions”) hold true: on the closing date they are included in the list of the seventy-five shares with the highest average daily turnover on the TASE (the “75 shares list”); the proportion of them held by the public, according to the reports received by the TASE on the closing date, is not less than 20%; the average market valuation of the shares held by the public is at least 400 million New Israeli Sheqels.

On the updating date, shares which do not meet the TA-25 Index threshold conditions are removed from the TA-25 shares list, and those shares which have, on the closing date, the highest average market valuation among the shares that meet the TA-25 Index threshold conditions are added. If on the updating date there are fewer than twenty-five shares that meet the TA-25 Index threshold conditions, then the Director of Trade will add to the TA-25 Index the share with the highest market valuation on the closing date that meets the conditions for inclusion in the TASE Tel-Aviv 75 Index (the “TA-75 Index threshold conditions”), and the Director of Trade will repeat this process until the TA-25 shares list includes twenty-five shares. The TA-75 Index threshold conditions are the following: on the closing date a share must be included among the list of the two hundred shares with the highest average daily turnover on the TASE; the proportion of the shares held by the public, according to the reports received by the TASE on the closing date, must not be less than 15%; and the average market valuation of the shares held by the public must be at least 80 million New Israeli Sheqels.

Notwithstanding the foregoing, a share will not be added to the shares list if, on the closing date, one of the events specified in the following paragraph applies to it. A share also will not be added to the TA-25 shares list if the rate of capital gains tax to which an individual investor is liable on it differs from the rate of capital gains tax to which an individual investor in the other shares on the TA-25 shares list is liable.

If any of the events set forth below occur with respect to a share included in the TA-25 Index, such share will be removed from the TA-25 shares list, and no other share will be added to the list in place of the share that was removed:

•	trading in the share was suspended on grounds other than lack of clarity;

•

seven consecutive trading days passed since the day on which the share was suspended from trading because of lack of clarity on a subject connected to the company, its controlling members or its securities, and trading has not been resumed;

•	a full purchase offer for the share has been accepted, in accordance with section 337 of the Israeli Companies Law 5759-1999;

•	proceedings have been initiated for removal of the share from trading; or

•	it was decided to move the share to the small capitalization list.

If in a company, the shares of which are included in the TA-25 shares list, a spin-off is carried out without any additional payment by shareholders of the company that made the spin-off, then the company that made the spin-off and the companies that were spun off from it will be deemed a single company for purposes of the number of shares included in the shares list, and it will continue to be included in the TA-25 Index until the next updating date of the list of shares in the TA-25 Index; in the case of an aforesaid spin-off, the shares with the lowest average market valuation on the closing date will be removed from the list on the next updating date, until the number of shares on the list reaches twenty-five and then the list will be updated according to the principles described above.

If a spin-off is carried out in a company, the shares of which are included in the shares list, and it is carried out in a manner that requires the shareholders of the company that made the spin-off to make an additional payment in respect of the spin-off, then the company that made the spin-off will continue to be included in the list without the companies that were spun off from it; on the next updating date the list will be updated.

If there is a merger of a company, the shares of which are included in the TA-25 Index, then the shares of the company to which all its shares or all its assets and obligations were transferred in the course of the merger will be included in the TA-25 shares list, until the next updating date of the list of shares in the TA-25 Index, when the list will be updated. If the merger is between two or more companies, the shares of at least two of which are included in the TA-25 shares list, then shares of other companies will not be added to the TA-25 shares list instead of the shares of the companies that merged into one company, except for the shares of the company to which all the shares or all the assets and obligations were transferred in the course of the merger, until the next updating date, when the list will be updated.

If the share capital of a company, the shares of which are included in the TA-25 shares list, is consolidated, then the company’s share will be included in the TA-25 shares list after the consolidation. If the consolidation is between two categories of the company’s shares, which are included in the TA-25 shares list, then the shares of other companies will not be added to the TA-25 shares list instead of the shares that were consolidated into a single share, except for the company’s share after the consolidation, until the next updating date of the list of shares in the TA-25 Index, when the list will be updated.

When the TA-25 shares list changes, the new composition of the TA-25 shares list is published.

Calculation of the TA-25 Index

The TA-25 Index and the closing TA-25 Index is calculated by the formula below:

where:

n = the number of shares included in the population of the TA-25 Index

M t j = the TA-25 Index on day t at the point in time j

M t-1 = the closing TA-25 Index on day t-1

Wti = the weight of share i in the TA-25 Index on day t

Pti j = the price of share i on day t at the point in time j

Pi = the “basic price,” as defined by the TASE, of share i on day t

The TA-25 Index is calculated to a precision of two decimal places. The base for the TA-25 Index (100 points) is the Index as it was calculated on January 1, 1992.

Weighting

The weight of a share in the TA-25 Index is the ratio between the market valuation of the share and the market valuation of the list of shares in the TA-25 Index, according to the following formula and subject to the provisions below:

where:

Wi = the weight of share i in the TA-25 Index

n = the number of shares included in the population of the TA-25 Index

Qti = the quantity of share i in the TA-25 Index listed on day t before trading begins, less the quantity of the company’s dormant shares of that category

Pi = the “basic price,” as defined by the TASE, of share i on day t

If, by the above calculation, it is found that a share’s weight in the TA-25 Index is greater than 9.5%, then its weight in the TA-25 Index will be set at 9.5% and the remaining weight will be called the “excess weight”. The total excess weight of the list of shares in the TA-25 Index will be divided proportionally between those shares in the TA-25 Index whose the proportional weight is less than 9.5%, provided that the weight of no share in the TA-25 Index will be greater than 9.5%.

Frequency of Calculation

The closing TA-25 Index level is calculated and published at the end of each trading day, according to the closing prices of the shares included in the TA-25 Index. The TA-25 Index level is calculated and published while trading is in progress, according to the price of the last transaction during the continuous trading phase with each of the shares included in the TA-25 Index.

Disclaimer

The TASE holds all the rights in the TA-25 Index. The TA-25 Index is a service mark of TASE.

The TASE may, at any time and without notice, alter the composition of the TA-25 Index, alter its name, cease computing it or cease publishing it. The TASE is not liable vis-á-vis the issuer or any dealer, the purchasers of the Securities offered or any third party for any direct, indirect, consequential or other damages occasioned to them as a result of use of the TA-25 Index data or as a result of any mistake, inaccuracy or error in the TA-25 Index.

The license granted to us by the TASE to use the TA-25 Index data or its name does not constitute a recommendation to purchase any securities, the grant of sponsorship to any securities offered or the creation of any representation, expressly or impliedly, in connection with the feasibility of investing in any securities offered.

Discontinuation of the TA-25 Index; Alteration of Method of Calculation

If the TASE discontinues publication of the TA-25 Index, and the TASE or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued TA-25 Index (such index being referred to herein as a “TA-25 successor index”), then any TA-25 Index closing level will be determined by reference to the level of such TA-25 successor index at the close of trading on the TASE or the relevant exchange or market for the successor index on the Final Valuation Date or other relevant date.

Upon any selection by the calculation agent of a TA-25 successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the Securities.

If the TASE discontinues publication of the TA-25 Index prior to, and such discontinuation is continuing on, the Final Valuation Date or other relevant date, and the calculation agent determines, in its sole discretion, that no successor index is available at such time, or the calculation agent has previously selected a TA-25 successor index and publication of such TA-25 successor index is discontinued prior to, and such discontinuation is continuing on, the Final Valuation Date or other relevant date, then the calculation agent will determine the index closing level for the TA-25 Index for such date. The index closing level for the TA-25 Index will be computed by the calculation agent in accordance with the formula for and method of calculating the TA-25 Index or TA-25 successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the TA-25 Index or TA-25 successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the TA-25 Index or TA-25 successor index, as applicable, on the relevant exchange may adversely affect the value of the Securities.

If at any time the method of calculating the TA-25 Index or a TA-25 successor index, or the level thereof, is changed in a material respect, or if the TA-25 Index or a TA-25 successor index is in any other way modified so that the TA-25 Index or such TA-25 successor index does not, in the opinion of the calculation agent, fairly represent the level of the TA-25 Index or such TA-25 successor index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on each date on which the TA-25 Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the TA-25 Index or such TA-25 successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the TA-25 Index closing level with reference to the TA-25 Index or such TA-25 successor index, as adjusted. Accordingly, if the method of calculating the TA-25 Index or a TA-25 successor index is modified so that the level of the TA-25 Index or such TA-25 successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the TA-25 Index or such TA-25 successor index), then the calculation agent will adjust its calculation of the TA-25 Index or such TA-25 successor index in order to arrive at a level of the TA-25 Index or such TA-25 successor index as if there had been no such modification (e.g., as if such split had not occurred).